Christopher Trueax
Associate
+1.215.963.5608
christopher.trueax@morganlewis.com

December 27, 2024

FILED AS EDGAR CORRESPONDENCE

Kalkidan Ezra, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Macquarie ETF Trust 485(a) Filing (File Nos. 333-273398 and 811-23890)

Dear Ms. Ezra:

On behalf of our client, Macquarie ETF Trust (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Registrant’s post-effective amendment no. 7, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 10, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Macquarie Global Listed Infrastructure ETF (the “Fund”), ticker BILD. Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Manager”), for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus—“What are the Fund’s principal investment strategies” section

1.

Comment.

The Staff notes that, in the first sentence of the first paragraph, the disclosure states that the Fund will invest in listed infrastructure companies. Please clarify what are the markets and exchanges of the companies in which Fund intends to principally invest in.

Response.

The Prospectus states that “The Fund will invest in securities of companies that are located throughout the world, including the United States.” There is a further statement regarding the Fund’s investments in emerging markets. Together, these statements are designed to inform investors that the Fund will principally invest in various markets globally, including emerging markets. As stated in response to Staff Comment 3 below, the Fund does not expect or intend to focus on any particular market or region as part of its principal investment strategies and, therefore, no further specificity regarding which markets the Fund will principally invest beyond the Fund’s current disclosure can be provided to investors. Therefore, the Fund has respectfully declined to provide additional disclosure in this regard. In response to the Staff’s comment, the Fund has revised the disclosure to clarify that the Fund will invest principally in “exchange-listed” securities.

2.	Comment. The Staff notes that the disclosure in the second sentence references “companies engaged in the development, operation and/or management of infrastructure assets.” Please clarify

Kalkidan Ezra, Esq.
December 27, 2024

how the Manager determines that a company is engaged in the development, operation and/or management of infrastructure assets, or otherwise how the Manager establishes that a reasonable nexus exists between a given company and the development, operation and/or management of infrastructure assets.

Response.

The Fund has revised the disclosure to include information regarding how the Manager determines whether a company is engaged in the development, operation and/or management of infrastructure assets.

3.	Comment. With regard to the first sentence of the second paragraph, if the Fund expects to focus on a particular market or region, please revise the disclosure to clarify such focus.

Response.

The Fund currently does not expect or intend to focus on any particular market or region as part of its principal investment strategies. Therefore, the Fund has respectfully declined to provide additional disclosure in this regard. We note that the Fund does intend to principally invest in emerging markets and has disclosed such investments in its principal investment strategies and included corresponding principal risk disclosures.

4.	Comment. Please clarify the type or types of securities in which the Fund intends to invest in as part of its principal investment strategies.

Response.

The Fund has revised the disclosure to indicate it primarily will invest in equity securities as part of its principal investment strategies.

5.	Comment. In the last sentence of the third paragraph, please revise the disclosure to clarify or summarize what factors the Manager considers when selecting individual investments for the Fund.

Response.

The Fund has revised the disclosure to include additional factors that the Manager considers when selecting investments for the Fund.

6.

Comment.

The Staff notes the reference to the sub-adviser Macquarie Investment Management Global Limited (“MIMGL”). Please supplementally explain what “other quantitative analysis regarding the Fund’s holdings and investment strategy” is provided to the Manager.

Response.

MIMGL has been engaged by the Manager to be an investment sub-adviser of the Fund. While the day-to-day portfolio management of the Fund is handled by the Manager, MIMGL personnel may from time to time assist the Manager in providing quantitative support, such as portfolio analytics and research, to assist the Manager in making investment decisions for the Fund.  The specific types of information and quantitative analysis MIMGL may provide include, but are not necessarily limited to, efforts to obtain and evaluate information relating to investment recommendations, asset allocation advice, industries, businesses, securities markets, research, economic analysis, performance attribution and other investment services with respect to the securities that are included in the Fund or that are under consideration for inclusion in the Fund’s investments, and to provide performance and other information as reasonably requested by the Manager or the Fund’s Board.

Comments on the Prospectus – other sections

7.	Comment. In the “How we manage the Fund – Additional Investment Considerations” section of the Prospectus, the Staff notes that the disclosure states that the Fund may invest in “junk bonds.”

Kalkidan Ezra, Esq.
December 27, 2024

Please clarify whether investments in junk bonds are expected to be principal or non-principal investments. If the Fund does not intend to invest in junk bonds as part of its principal investment strategies, please consider moving the disclosure to the Fund’s Statement of Additional Information. If the Fund determines to keep the disclosure in the Prospectus, please move the disclosure to the Fund’s principal investment strategies section.

Response.

The Fund has revised the disclosure to delete all references from the Prospectus to potential investments in junk bonds.

8.

Comment.

In the “How we manage the Fund – Other Investment Strategies” section of the Prospectus, the Staff notes references to a variety of other investments or practices the Fund could make or engage in, including borrowing, lending securities, and purchasing securities on a when-issued or delayed-delivery basis. Please clarify whether such investments are part of the Fund’s principal investment strategies, and if so, please consider disclosing them in response to Item 4 of N-1A. If they are not part of the Fund’s principal investment strategies, please consider moving the disclosure to the Fund’s Statement of Additional Information.

Response.

The Manager has historically included this additional non-principal investment strategy information in this portion of the prospectus across all of its applicable proprietary funds. As a result, the Fund would like to retain this disclosure in this portion of the prospectus. To avoid confusion and provide investors with clarity on the relevance of this information, the Fund has added disclosure immediately above the discussion of these investment strategies informing investors that the strategies are not part of the Fund’s principal investment strategies and that such strategies are additional strategies the Fund may utilize or engage in, from time to time, as part of its non-principal investment strategies. In addition, in response to the Staff’s comment, the Fund has (a) deleted the discussion of the non-principal investment strategy of “purchasing securities on a when-issued or delayed-delivery basis” and (b) added risk disclosure in the “Non-Principal Risks” section of the Prospectus with respect to “Borrowings from banks” that corresponds to the disclosure of the non-principal investment strategy with respect to “Borrowings from banks”.

9.

Comment.

In the “Who manages the Fund—Investment manager” section of the Prospectus, the staff notes the disclosure regarding the Settlement Order. Please supplementally explain why the disclosure is included in the Prospectus and explain whether the Settlement Order will have a material adverse effect on the Fund or on the ability of the Manager to perform its services to the Fund under its advisory agreement.

Response.

The Manager has included this disclosure in the prospectus to provide investors with information that certain investors may deem material with respect to their investment in the Fund. The Manager confirms that it does not expect that the Settlement Order will have any material adverse effect on the Fund or the ability of the Manager to perform its services to the Fund under its advisory agreement.

* * * * * * * * * * * *

Kalkidan Ezra, Esq.
December 27, 2024

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Sincerely,

/s/ Christopher Trueax

Christopher Trueax